David S. Hunt, P.C.

December 14, 2021	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Matthew Derby

Re:        KwikClick, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed September 30, 2021

File No. 000-56349

Ladies and Gentlemen:

On behalf of KwikClick, Inc. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated October 27, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Fred W. Cooper, the Company’s Chief Executive Officer, relating to the Registration Statement on Form 10-12G (the “Registration Statement”).  Today, the Company filed its first amendment to the Registration Statement. The responses set forth below are based upon information provided to me by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  We have provided a redlined copy with this correspondence for more efficient review by the Staff of changes reflected in this amended Form 10-12G. We advise you as follows:

Registration Statement on Form 10-12G

Business, page 8

1. Please disclose that the company has not yet generated revenue, has a net loss of $182,609 for the year ended December 31, 2020, and that there is substantial doubt about the company's ability to continue as a going concern.

Response: On Page 8, we now state that “We have not yet generated significant revenue, have a net loss of $182,609 for the year ended December 31, 2020, and, as a result, there is substantial doubt about our ability to continue as a going concern.” See ITEM 2. FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Going Concern Risk.”

Software Licensing and Exclusivity Agreement, page 11

2. We note that in connection with your Software Licensing and Exclusivity Agreement with New Age Inc., NewAge, Inc. will permanently transfer ownership of its entity named ARIIX Trading (Shanghai) Co., Ltd. to Kwikclick for Kwikclick’s exclusive use. Please describe in more detail the terms of this transfer and how it will be accounted for. Tell us the current status of the transfer. Please provide a brief summary of common ownership interest in ARIIX and Kwikclick. That is, clarify whether the entities are under common control.

Response: On Page 12, we now add additional details as to the nature of what we refer to as the “Shanghai Ltd.”, the potential benefit to KwikClick and issues related to the transfer of the entity from New Age to KwikClick. Specifically:

In connection with the SL Agreement with New Age is required to permanently transfer ownership of its entity named ARIIX Trading (Shanghai) Co., Ltd. (the “Shanghai Ltd”) to Kwikclick for our exclusive use. The Shanghai Ltd. Is a “wholly foreign owned enterprise”, the most common structure used by foreign companies in China due to the advantages that such companies can be formed without a Chinese partner, can make profits in China and fully conduct business in China, in line with its agreed business scope, is allowed to hire staff directly and manage its own human resources without using a Chinese agency, and hire staff both locally and from overseas, and is not required to share business information with a partner which provides some level of IP protection under Chinese law. Our management believes that a wholly foreign owned enterprise like the Shanghai Ltd. can take between six months and two years to set up and cost several hundred thousand dollars. Our management understands that the transfer of a wholly foreign owned enterprise like the Shanghai Ltd. can be accomplished by a local accounting firm in China and costs only $10 to $30 thousand dollars and can be accomplished in a few months or less. As a result, the Shanghai Ltd., despite having little or no operations or assets, has some value to us in terms of time and costs savings. In addition, the Shanghai Ltd. has value to us because we believe it has approvals to operate in the businesses that are in line with KwikClick’s intended software business and has value to us due to the time and money that is expected to be saved to enter the Chinese market. We are unsure as to when we will enter the Chinese market. As of now, the process of transferring the Shanghai Ltd. has either not begun or is in the early stages.  Once the transfer of the Shanghai Ltd. is completed, it will be solely owned by KwikClick. We have yet to determine whether the transfer of the equity of the Shanghai Ltd. to KwickCLick, once it occurs, will be accounted for as a special reorganization, general reorganization, or other. However, due to the current limited assets and operations of the Shanghai Ltd., we do not expect the accounting treatment to make a material difference in taxes or costs triggered by the transaction.

3. Revise to include a discussion of this transaction in your subsequent events footnote disclosures in accordance with ASC 855-10-50-2. In addition, please clarify the amount of consideration Kwikclick will be receiving in addition to the monthly $50,000 base license fee. Disclose the significant terms of recognizing license fees above the base amount.

Response: The Company has added a disclosure relating to the software license agreement in Note 1 of the Company’s interim financial statements for the period ended September 30, 2021. The footnote states that the License Agreement requires that NewAge pay a monthly $50,000 base license fee as well as commissions generally ranging from 3.0% to 4.0% of net sales of products using the KwikClick platform. The Note states that through the date of this registration statement, the Company has not received significant income from commissions under the License Agreement.

4. Please disclose the termination provisions of the Software Licensing and Exclusivity Agreement with NewAge. In this regard, we note that the agreement permits NewAge to terminate the agreement at any time if it is not satisfied with the function or performance of the software.

Response: In response to the Staff comment, the Company has added a paragraph that states:

Section 9.2 of the SL Agreement states that New Age may terminate the Agreement at any time if it is not satisfied with the function or performance of our software. As a result of this clause, New Age can unilaterally terminate the SL Agreement at any time on the subjective basis that it is not satisfied with the function or performance of the KwikClick software. The result of New Age terminating the SL Agreement would be the end of the monthly $50,000 based license fee and commission related revenue, which as of the date of this registration statement, is our sole source or revenue.

5. We note that Item 6.2 of your Software Licensing and Exclusivity Agreement with NewAge includes the transfer of ARIIX Trading (Shanghai) Co., Ltd ("ARIIX") to Kwikclick. Please revise your disclosure to provide a discussion of the operations of ARIIX and the status of any approvals required by the transfer by the PRC. In addition, include a discussion regarding whether you expect a material amount of revenue to be derived from China and the estimated value of ARIIX. Finally, include disclosure regarding whether Mr. Cooper will have a controlling interest in ARIIX upon completion of the transfer.

Response: Please refer to the Company's response to staff comment number 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 41

6. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: In response to the Staff comment, the Company has added a paragraph to the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations that states:

Based on currently available capital resources (cash on hand), we estimate that we would be able to conduct our planned operations for one or two months.  We estimate that at our current cash “burn rate”, we cannot survive for more than 12 months unless we continue to receive revenues from New Age pursuant to the SL Agreement and increase commission revenues or obtain at least another $500,000 to $1,000,000 in additional equity financing. There is no assurance that we can maintain revenues, increase revenues and/or obtain the necessary equity financing, much less on reasonable terms.

Management, page 45

7. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

Response: The Company has clarified its disclosure regarding the business experience of each of its executive officer and directors during the past five years, including in each case their principal occupation and employment. Note that most are self-employed.

Employment Agreements, page 48

8.Please revise to include a discussion of the employment agreement with Matthew Williams filed as exhibit 10.2.

Response: In response to the Staff comment, the Company has added a disclosure to the section entitled Employment Agreements as follows:

On September 2, 2021, we entered into an employment agreement with Matt Williams to serve as president of the Company (“Williams Agreement”). Pursuant to the Williams Agreement, Mr. Williams is supervised by our CEO Fred Cooper. Pursuant to the Williams Agreement, Mr. Williams’ compensation shall be exclusively in the form of the Company’s common stock at a rate of 83,333 shares of the Company’s common stock per month. Mr. Williams monthly stock compensation commenced on September 1, 2021. Pursuant to the Williams Agreement, Mr. Williams is an at-will employee and the Company may terminate his employment with 5 calendar days’ notice.

Certain Relationships and Related Transactions, page 49

9. We note your disclosure that "Mr. Cooper has significant connections at and is able to have significant influence over NewAge." Please revise to provide additional detail regarding the level of control Mr. Cooper has at NewAge and provide additional context regarding the significant influence he holds.

Response: The Company has added the following to the sentence beginning with “Mr. Cooper has significant connections at and is able to have significant influence over NewAge…”

…due to his large stock position, board seat and history with many of NewAge’s independent agents. Specifically, in connection with NewAge’s acquisition of Ariix, Inc., Mr. Cooper became a large stockholder of NewAge.  Mr. Cooper reports on a Form 4 that as of November 22, 2021, he owned 12,099,790 shares of NewAge through Cooper Family Investments, LP. which constitutes approximately 146,812,746 of NewAge’s outstanding stock. In addition, Mr. Cooper is one of seven members of the board of directors of NewAge. Also, Mr. Cooper was the founder and longtime leader of Ariix, Inc. which generates roughly half of NewAge’s revenues following NewAge’s acquisition of Ariix. NewAge’s revenues are largely derived from marketing efforts and purchases by a network of approximately 400,000 independent agents. Many of these agents are familiar with Mr. Cooper due to the agents’ affiliation with Ariix. We believe that Mr. Cooper retains some influence over many of these agents, including the interest that these agents may have in using the KwikClick software.

CONSOLIDATED BALANCE SHEETS, page F-3

10. Please clarify why the stockholder's equity balances presented in the unaudited balance sheet as of December 31, 2020 do not agree to the amounts presented in the audited balance sheet.

Response: The Company has added a corrected the equity balances to reflect the final determined number. The Company inadvertently failed to correct a preliminary number.

NOTE 1. GENERAL ORGANIZATION AND BUSINESS, page F-7

11. You disclose that the historical financial statements are presented under predecessor entity reporting wherein the prior historical information consists solely of KwikClick, LLC’s results of operations and cash flows beginning from February 20, 2020 (the date of inception) through June 30, 2020. Please tell us in more detail how you concluded that KwikClick, LLC is the predecessor of the Company. Clarify why you do not present financial statements of KwikClick, LLC for the period that it was deemed a predecessor. That is, the predecessor generally will have financial statements for the year ending December 31, 2019 and for the period January 1, 2020 to February 19, 2020. Please advise.

Response: Based on conversations with the Staff, we believe that our presentation was appropriate because the predecessor prior to KwikClick LLC had little to no activity prior to February 20, 2020.

NOTE 7. Subsequent Events, page F-12

12. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a). Similar revisions apply to your year-end disclosures.

Response: In response to the Staff comment, the Company has added a disclosure to the Subsequent Events Note in both the interim financial statements that “subsequent events were evaluated through December 13, 2021.” In the year-end financials, the following disclosure was added:

The Company issued 6,207,500 shares of common stock for cash proceeds of $629,432. We issued 100,000 shares of Series B Super Voting Convertible Preferred Stock which were last owned by Fred Cooper, our CEO.  On or about September 21, 2021, Mr. Cooper tendered the 100,000 Shares for cancellation. Currently, there are no shares of Series B Super Voting Convertible Preferred Stock outstanding. Subsequent events were evaluated through December 13, 2021.

Note that since the original filing, the Company approved a stock incentive plan and stock appreciation plan and corresponding agreements. Those plans and agreements are now included as exhibits and a narrative has been added about them in the Form 10.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878. Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Amanda Kim, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Matthew Derby, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Fred W. Cooper, KwikClick, Inc.

Jeffrey Jensen, KwikClick, Inc.

Encl.